GLOBAL PHARM HOLDNGS GROUP, INC
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

November 16, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (f/k/a Top Flight Gamebirds, Inc.) (the “Company”)
Form 10-K for Fiscal Year ended February 28, 2010
Filed May 27, 2010
Form 8-K/A
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated September 27, 2010, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K filed May 27, 2010 and Amendment No. 1 to Current Report on Form 8-K filed on August 25, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for Fiscal Year Ended February 28, 2010

1.
We note that your most recent Form 10-K indicates that your shares are registered under Section 12(g) of the Exchange Act. The Commission's records do not reflect such registration. Please tell us why you believe your securities are registered under Section 12.

Response:

Our shares are indeed not registered under Section 12(g) of the Exchange Act. This was an error by our predecessor management and attorney.   We plan to file an amendment to the Annual Report on Form 10-K to amend this error.

Form 8-K/A Filed August 25, 2010

Item 1.01 Entry into a Material Definitive Agreement

2.
Please revise your discussion to clarify, if true, that the August 12, 2010 Share Exchange Agreement was between entities under common control and indicate who the common control person was at that time.

Response:

Please see our revised disclosure below, with the amendments underlined for your ease of reference:

On August 12, 2010, we entered into and consummated a Share Exchange Agreement with the sole shareholder of Global Pharma Enterprise Group Limited (“Global Pharma”) and Global Pharma to acquire all the issued and outstanding capital stock of Global Pharma, a British Virgin Islands company,  in consideration for 1,800,000  newly issued restricted shares of Top Flight (the “Reverse Merger”). Because Mei Li Tsai had purchased 19,094,000 shares of common stock from Rhonda Heskett and became our largest shareholder of 78.9% of our then total issued and outstanding shares and she was also the sole shareholder of Global Pharma, both Global Pharma and Top Flight were under common control of Mei Li Tsai just prior to the Reverse Merger.

Item 2.01 Completion of Acquisition or Disposition of Assets Business History, page 5

3.
We note that you filed a Form S-1 registering the resale of 4.2 million shares of stock. At the time of your filing you had reported revenues of $11,780 and total assets of $68,779 and a disclosed intention “to enter the commercial game bird industry and establish a large scale commercial game bird farm.” Please disclose when exactly you abandoned this plan in order to pursue a merger transaction. Also, please disclose what happened to the assets and liabilities of Top Flight Game Birds as a result of the reverse merger. In this respect please advise how you considered footnote 32 to Securities Act Release No 33-8587 (Jul. 15, 2005).

Response:

When we commenced operations in 2007, our assets consisted mostly of cash which was subsequently used in our operations. Thousands of gamebirds were purchased and raised from the time we commenced operations until the summer of 2010.  Our cash was used to purchase the “chicks”, feed, advertising, medicine, and to pay for accounting and public company costs.  We supplied birds to hunters, field trials and hunting preserves.  Rhonda Heskett, as President, created name recognition by traveling throughout Oklahoma, Texas, Missouri, Iowa, Nebraska, Georgia, Illinois and Indiana on many occasions using a vehicle which advertised our company at NSTRA field trials.  Her efforts to develop the business model immediately became a full-time job, which included many weekends away from home.

Despite her continued husbandry and having sold thousands of birds, we could not bring the revenues up to a self-sustaining level.  A high percentage of death loss occurred at various stages due to weather and disease.  Birds were sent to the veterinary college at Oklahoma State University following the start of one of the outbreaks. Along with operational problems, the depressed economy hampered the sale of the birds.  Many of our initial customers were either no longer participating in field trials, unemployed, or simply chose to reduce their spending on non-essential matters.  As can be seen from the periodic reports, Rhonda Heskett worked without compensation and began making loans to us to pay our expenses in the spring of 2010.  Orders were placed in the spring of 2010 for delivery of birds in August and September.  Prior to delivery, she was approached with an offer to purchase her shares which was consummated in August of 2010.  At the time of the sale, we had no inventory yet for the fall 2010 hunting season and the orders were canceled in our name.  To purchase these birds, she would have been required to make another loan to us. The assets which existed at the time we acquired the new operating company consist of some feeders and equipment and remain on the site.  When Rhonda Heskett resigned as President, we abandoned the gamebirds business.  As to any liabilities, all were paid as all disclosed in the periodic reports and, at the time of the reverse merger, there was no inventory or feed on-hand.  There were a multitude of transactions, sales, and hours of effort placed into this Company by Rhonda Heskett to grow the business into a large commercial breeder supplying gamebirds throughout the Plains and Midwest. However, the scale, numbers of birds grown, and sheer volume of these operations was unattainable in the current state of the economy.  Footnote 32 of the Securities Act Release No. 33-8587 (Jul. 15, 2005) is certainly not applicable.

4.	Please revise to name the parties and describe all the principal terms of the acquisitions of Wisdom Fortune and Binomial by Global Pharma.

Response:

Below please see our revised disclosure, with the amendments underlined for your ease of reference:

As a result of the Reverse Merger, Global Pharma is now our wholly-owned subsidiary.  On June 29, 2010, Mei Li Tsai and Global Pharma entered into a share transfer agreement, pursuant to which Mei Li Tsai transferred all the 10,000 ordinary shares of Binominal to Global Pharma for a consideration of 10,000 Hong Kong dollars. On the same day, Mei Li Tsai and Global Pharma entered into another share transfer agreement, pursuant to which Mei Li Tsai transferred all the 1,000,000 ordinary shares of Wisdom Fortune to Global Pharma for a consideration of 1,000,000 Hong Kong dollars. Global Pharma thus is the holding company of all the shares of Binomial and Wisdom Fortune.

5.
Please revise “Our PRC Subsidiaries” to name the parties and describe all of the principal terms of the acquisitions of the PRC subsidiaries. For example, Note 12 on page F-13 says the shareholder of Yaoyuan, Xuelingxian and Tongdetang acquired more than 50% of the stock of Wisdom Fortune and Binomial.

Response:

We have included the parties and described all of the principal terms of the acquisitions of the PRC Subsidiaries under “Our PRC Subsidiaries”in the Form 8-K/A filed on August 25, 2010.

6.
Note 12 to your Financial Statements indicate that, during May 2010, you entered into a merger with Tongdetang that was approved for a duration of 20 years. Please advise us of the meaning of this statement.

Response:

In the PRC, whenever there is a change in the shareholdings in a company, the company will have to register the change and the identities of the new shareholders with the authorities.  Once approved, the authorities will issue a revised business license to the company.  The business license has a finite expiration date and in the case of Tongdetang, it will expire after 20 years.  At the end of the 20 year period, assuming there is no change in the company, the business license may be renewed. Accordingly, we propose to revise Note 12 to read as follows:

During May 2010, Xuelingxian and Tongdetang were both acquired by Binomial BioPharm Group Limited (“Binomial”) in a transaction treated as a reverse merger.  The merger between Tongdetang and Binomial was approved and Tongdetang was granted a new business license under which it is authorized to conduct business for a duration of 20 years. Upon the expiration of this 20 year period, Tongdetang may file for a renewal or extension of this business license.

Description of our Business, page 5

7.
We note references here, on page 18, and elsewhere in your document to your retail distribution of pharmaceutical-related products and your “own retail pharmacy.” Currently your disclosure does not address any retail operations, please advise or revise.

Response:

We currently do not have any retail sales although we do have plans to implement them soon.  Accordingly, in order to prevent any misconception of our business, we propose to amend our disclosures as follows, with the amendments underlined for your ease of reference:

We are, through our indirect wholly-owned PRC subsidiaries, namely Xuelingxian, Tongdetang and Yaoyuan (the “PRC Subsidiaries”) in the business of wholesale ~~and retail~~ distribution of pharmaceuticals-related products, Chinese herb cultivation and medicine raw materials preparations.

As a result of the Reverse Merger, we are now through our indirect wholly-owned PRC subsidiaries, namely Xuelingxian, Tongdetang and Yaoyuan (the “PRC Subsidiaries”) in the business of wholesale ~~and retail~~ distribution of pharmaceuticals-related products, Chinese herb cultivation and medicine raw materials preparations.

We are through our indirect wholly-owned PRC Subsidiaries, namely Yaoyuan, Tongdetang, and Xuelingxian, engaged in the business of wholesale ~~and retail~~ distribution of pharmaceuticals-related products, Chinese herb cultivation and preparations of raw materials for medicine.

Integrated business units. We have achieved cost advantages and stability in upstream quality TCM supply through our herb-cultivating subsidiary, Xuelingxian. Through Yaoyuan and Tongdetang, we are able to directly deliver our aggregated TCM and healthy products from the herb plating bases, private label drugs from the manufacturing business and OEM drugs from the distribution business to ~~either our own retail pharmacy or other~~ downstream customers. The integration of our three business units provide significant operating and margin synergies. In this regard, we believe we can achieve a significant integrated value chain return from our vertically consolidated business and significant synergy which provides us with a competitive edge over our competitors.

We plan to continue to build upon our integrated business platform in order to enhance the synergies that arise from our pharmaceutical operations spanning the distribution, ~~retail~~ and manufacturing of pharmaceutical, healthcare products and TCM products. We plan to leverage our existing businesses to capitalize on particular opportunities that may arise and create efficiencies and cost savings in our business operations. We also plan to utilize our extensive distribution network to provide reliable supply channels for our prospective retail drug stores customers which, in turn, will sell the pharmaceutical and healthcare products supplied by our distribution network. Further, we intend to utilize outside pharmaceutical manufacturing operations to produce OEM products for either our distribution operation or prospective retail pharmacy customers prior to the establishment of our own pharmaceutical manufacturing operations.

The required certificates, permits, and licenses related to our operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated.

We are subject to various PRC laws and regulations pertaining to our wholesale ~~and retail~~ operations.  We have attained certificates, permits, and licenses required for the operation of a pharmaceutical distributor ~~and retailer~~.  We cannot assure you that we will have all necessary permits, certificates and authorizations for the operation of our business at all times.  Additionally, our certifications, permits and authorizations are subject to periodic renewal by the relevant government authorities.  We intend to apply for renewal of these certificates, permits and authorizations prior to their expiration.  During the renewal process, we will be re-evaluated by the appropriate governmental authorities and must comply with the then prevailing standards and regulations which may change from time to time.  In the event that we are not able to renew the certificates, permits and licenses, all or part of our operations may be terminated.  Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of our operations, it may adversely affect our operations and profitability.

We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional sales ~~retail~~ managers for our business, could have a material adverse effect on our business, financial condition and results of operations.

We must attract, recruit and retain a sizeable workforce of qualified and trained staff to operate our business.  Our ability to implement effectively our business strategy and expand our operations will depend upon, among other factors, the successful recruitment and retention of highly skilled and experienced distribution personnel, regional sales ~~retail~~ managers and other technical and marketing personnel.  There is significant competition for qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel consistent with our current and future operational needs.

Failure to comply with the anti-corruption measures taken by the PRC government could subject us to penalties and other adverse consequences.

We face the risks in relations to actions taken by us, our employees or our subsidiaries that violate the anti-corruption measures taken by the PRC government to prevent fraud and abuse in the pharmaceutical industry. Our failure to comply with these measures, or effectively manage our employees and subsidiaries, could adversely affect our reputation, results of operations and business prospects.

In the pharmaceutical industry, corrupt practices include, among others, acceptance of kickbacks, bribes or other illegal gains or benefits by pharmacies, hospitals and medical practitioners from pharmaceutical manufacturers and distributors in connection with the prescription of certain pharmaceutical products. If we, our employees or subsidiaries violate these laws, rules or regulations, we could be required to pay damages or fines. In the case of our distribution and manufacturing operations, the products involved may be seized and our operations may be suspended, ~~or, in the case of our retail pharmacy operations, outstanding claims from government security bureaus for reimbursement of purchases using medical insurance cards could be rejected, any of~~ which could materially and adversely affect our business, financial condition and results of operations. Actions by PRC regulatory authorities or the courts to provide an interpretation of PRC laws and regulations that differs from our own or to adopt additional anti-corruption laws and regulations could also require us to make changes to our operations. Our reputation and our sales activities could be adversely affected if we become the target of any negative publicity as a result of actions taken by us, our employees or subsidiaries.

We are through our indirect wholly-owned PRC Subsidiaries engaged in the business of wholesale ~~and retail~~ distribution of pharmaceuticals-related products, Chinese herb cultivation and preparations of raw materials for medicine.

We are, through our indirect wholly-owned PRC subsidiaries, namely Xuelingxian, Tongdetang and Yaoyuan (the “PRC Subsidiaries”) in the business of wholesale ~~and retail~~ distribution of pharmaceuticals-related products, Chinese herb cultivation and medicine raw materials preparations.

We are now, through our indirect wholly-owned PRC Subsidiaries, namely Xuelingxian, Tongdetang and Yaoyuan in the business of wholesale ~~and retail~~ distribution of pharmaceuticals-related products, Chinese herb cultivation and medicine raw materials preparations and as a result of the Reverse Merger on August 12, 2010, have ceased to be a “shell” company.

8.
Please revise to provide a brief background discussion of Ms. Tsai's August 6, 2010 share purchase from Rhonda Heskett, including the price and other consideration exchanged, any third parties involved, and a discussion of how the parties became acquainted and ultimately decided to enter into an arrangement with one another.

Response:

On August 6, 2010, Ms. Tsai entered into a share purchase agreement with Rhonda Heskett to purchase 19,094,000 shares of our common stock from Rhonda Heskett for a cash consideration of $450,000.  The agreement was prepared by the counsels for Ms. Tsai and Mrs. Heskett.

9.
To assist the reader, please provide a graphic presentation of your corporate ownership structure indicating the legal domicile of each entity, the geographic location of its operations, and the nature of your ownership/control over that entity. In addition, we note references to "term of operation" for both Tongdetang and Xuelingxian, please advise us of the meaning of these references.

Response:

We proposed to add the following disclosure on our corporate ownership before the section “Our PRC Subsidiaries” under “DESCRIPTION OF BUSINESS.”  The term of operation for both Tongdetang and Xuelingxian refers to the term of their business license which may be renewed when it expires.

Our Corporate Structure

As set forth in the following diagram, following the Reverse Merger and change of control, we own all the issued and outstanding shares of Global Pharma.  Global Pharma, in turn owns all the issued and outstanding shares of Bionomial and Wisdom Fortune. Binomial, holds all the equity interests in Xuelingxian and Tongdetang. Wisdom Fortune holds all the equity interest in Yaoyuan.  A diagrammatic representation of our corporate structure. ,indicating the legal domicile, geographic location and ownership/control,  is as follows:

10.	Please provide additional disclosure about the main products sold by Yaoyuan and Tongedetang.

Response:

In 2009, Yaoyuan sold 2,472 kinds of products. The main products were prescription drugs and over-the-counter (“OTC”) drugs.  The sales for prescription drugs and OTC drugs accounted for 51.67% and 47.77% of the total sales in 2009, respectively. In 2009, Tongdetang sold 5,762 kinds of products.  The main products were prescription drugs, OTC drugs, and nutritional supplements. The sales for each category accounted for 21.23%, 68.44%, and 8.33% of the total sales in 2009, respectively.

We propose to add the following disclosure under “Our PRC Subsidiaries”, with the amendment underlined for your ease of reference:

On page 6

Yaoyuan sells 2,472 kinds of products, of which about 500 are exclusively distributed by Yaoyuan in Shandong province. The main products Yaoyuan sells are prescription drugs and  over-the-counter (“OTC”) drugs.  The sales for prescription drugs and for OTC drugs accounted for 51.67% and 47.77% of the total sales in 2009, respectively. There is no seasonality or cycles for its sales.

On page 7

The suppliers normally deliver products to Tongdetang’s warehouse, but Tongdetang may arrange for the transportation of products to its warehouse if a particular supplier is not able to do so. In such a case, Tongdetang levies a fee on the supplier for reimbursement of the transportation costs. Tongdetang usually enters into annual delivery contracts with third party carriers for delivery of products to its customers. Tongdetang will pay an agreed upon delivery fee to its carriers for each delivery. The carriers assume the responsibility for any loss or damage to the products enroute to Tongdetang’s customers.

In 2009, Tongdetang sold 5,762 kinds of products.  The main products it sold are prescription drugs, OTC drugs, and nutritional supplements and the sales for each category accounted for 21.23%, 68.44%, and 8.33% of the total sales in 2009, respectively. There is no seasonality or cycles for its sales.

11.	Please clarify the reference on page nine and elsewhere to OEM drugs.

Response:

OEM drugs are generic drugs that we purchase from pharmaceutical manufacturers that we rebrand and sell under our own brand names.

We propose to change the disclosure regarding OEM drugs to the following, with the amendment underlined for your ease of reference:

On page 7

Xuelingxian engages primarily in the Chinese herb cultivation, processing and sale, manufacture and sale of flower tea bags, OEM drugs (OEM drugs refer to generic drugs we purchase from pharmaceutical manufacturers that we rebrand and sell under our own brand names) sales, and health products distribution business.

12.	On page 12 you reference an annual distribution agreement with Xiuzheng Pharmaceutical Group. It was unclear whether this agreement had been filed as a material agreement. Please advise.

Response:

We will file this distribution agreement as an exhibit with Amendment No.2 to the Current Report on Form 8-K.

13.	On page 14 you present a graphic of the distribution value chain of pharmaceutical products in China. Please revise the disclosure to clarify, and focus on, where you fit in this chain.

Response:

Our principal business is pharmaceutical products distribution.  We propose to revise our graphic of the distribution value chain of pharmaceutical products in China to indicate where we fit in the chain. The revised graphic is as follows:

14.
Also, explain the distribution process and your material supply agreements in greater detail. In addition, discuss the steps you take to ensure that counterfeit products do not enter your supply chain.

Response:

A description of our distribution process is set forth below, which we propose to include under “DESCRIPTION OF OUR BUSINESS”:

Distribution Process

Our distribution process is set forth below:

1.	Certification/Management of supplier’s qualification: we review our suppliers’ qualifications and only purchase goods from certified suppliers;

2.	Procurement forecasting: we make medium to long-term procurement plans based on market demand and our forecast and then implement the procurement plan;

3.	Procurement agreement: we enter into procurement agreements with manufacturers and upper-level suppliers and establish sales terms such as sales/purchase price and term of payment;

4.	Procurement planning: we enter into short-term procurement plans to promptly react to the market demand and deal with the short-term emergencies;

5.	Procurement request: we receive purchase orders from our clients;

6.	Order: we order drugs from manufacturers or upper-level distributors based on the procurement request we received from our clients;

7.	Quality inspection: we conduct quality inspection according to our drug quality control standards;

8.	Storage: products we purchased are stored in the warehouse;

9.	Distribution approval: The orders from our client need to be approved by the Company before delivery;

10.	Distribution center: from our distribution center, we deliver goods to our clients and our branches (or regional offices).

Material Supply Agreement

On January 1, 2010, Yaoyuan and Tongyao Branch of Xiuzheng Pharmaceutical Group Marketing Co., Ltd. (“Xiuzheng”) entered into a general distribution agreement (the “Xiuzheng Agreement”). The term of Xiuzheng Agreement is from January 1, 2010 to December 31, 2010. According to Xiuzheng Agreement, Yaoyuan is obligated to distribute the products of Xiuzheng within Shandong province. Xiuzheng bears the costs for the delivery of its products to Yaoyuan while Yaoyuan is responsible for the expenses of delivery to its clients.  If the products are defective, Yaoyuan shall notify Xiuzheng within seven days upon receiving the products. Otherwise, Yaoyuan shall bear the loss incurred. Yaoyuan is also obligated to help market Xiuzheng’s products, protect Xiuzheng’s intellectual property rights, and deal with public relation affairs. The Agreement will be terminated if Yaoyuan distributes counterfeit products, or if it does not distribute products at specified prices, or if it distributes the products outside Shangdong province.

On January 1, 2010, Yaoyuan and Hainan Lingkang Pharmaceutical Co., Ltd. (“Lingkang”) entered into a provincial exclusive distribution agreement (the “Lingkang Agreement”). The term of Lingkang Agreement is from January 1, 2010 to December 31, 2010. According to Lingkang Agreement, Yaoyuan has the right to distribute Lingkang’s products exclusively in Shandong province.  Lingkang bears the costs for the delivery of its products to Yaoyuan while Yaoyuan is responsible for the expenses of delivery to its clients.  If the products are defective, Lingkang is responsible to recall such products and to pay for all the related costs. Yaoyuan is obligated to help market Lingkang’s products.

Quality Control

In China, each pharmaceutical distributor is required to meet the Good Supply Practice (“GSP”) standards and obtain a Pharmaceutical Trading Permit before it engages in any pharmaceutical distribution. GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. The current applicable GSP standards require pharmaceutical product distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. Pharmaceutical Trading Permits are granted by the State Food and Drug Administration to distributors that meet requirements such as having legally qualified pharmaceutical experts, hygienic equipment and facilities, quality control on products distributed, and must have records kept for at least three years.

We are GSP-certified and have obtained a Pharmaceutical Trading Permit. In order to prevent counterfeit products penetrating into our supply chain, we have implemented a series of quality control procedures in our procurement process. We place strong emphasis on quality control for both merchandise sourcing and delivering services. Our quality control starts with procurement.  In particular, we have screened numerous GMP-certified manufacturers in China and selected a core set of certain suppliers after reviewing product selection and quality, manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness.

We conduct random quality inspections of each batch of products we procure. We will replace our suppliers if they fail to pass our quality inspections. We have established a quality control department and maintain quality inspectors at each of our subsidiaries.

15.	Please clarify whether the trademark use rights referenced on page 19 are exclusive to you.

Response:

The trademark use rights are exclusive to us.  Accordingly, we propose to change the disclosure regarding the trademark use rights to the following, with the amendment underlined for your ease of reference:

We regard our trademarks as a critical factor to our success. We do not own any trademarks. However, we own two exclusive trademark use rights – “Xuelingxian” and “Yaoyuan.” Trademark  “Xuelingxian” is owned by a former shareholder of Xuelingxian, Jingsheng Wang pursuant to a license agreement dated January 1, 2009 for a term from January 1, 2009 to January 1, 2014.  “Yaoyuan” is owned by a former shareholder of Yaoyuan, Yanliang Song pursuant to a license agreement dated April 7, 2010 for a term from April 7, 2010 to April 6, 2020. We do not have to pay any license fee to Jingsheng Wang and Yanliang Song for the use of the trademark. We do not have to pay any license fee to Jingsheng Wang and Yanliang Song for the use of the trademarks.

16.	Please present your employee data on a consolidated basis in addition to the breakdowns provided.

Response:

We have amended our employee data to include a consolidated representation of our employees as follows:

Employees

Overview:

We have in total 492 employees, all of whom are full-time workers and are based in the PRC. Set forth below is a detailed description of employees employed by our three PRC Subsidiaries, respectively.

17.
Please expand upon your disclosure under "Compliance with Circular 106 and the Revised M&A Rules" to address all applicable Chinese legal requirements and describe how you complied with greater specificity. Also, please address any legal restrictions associated with foreign investments in the pharmaceutical industry.

Response:

We propose to amend the disclosure as follows, with the amendments underlined for your ease of reference:

Compliance with Circular 106 and the Revised M&A regulations

On May 29, 2007, SAFE issued an official notice known as “Circular 106”, which requires the owners of any PRC companies to obtain approval from Ministry of Finance (“MOFCOM”) before establishing any offshore holding company structure in so-called “round-trip” investment transactions (a round-trip investment refers to an investment made by a PRC resident in a PRC enterprise through an offshore special purpose vehicle) for foreign financing as well as subsequent acquisition matters in the PRC. Likewise, on August 8, 2006, MOFCOM joined by State-owned Assets Supervision and Administration Commission, State Administration of Taxation, SAIC, CSRC and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”) which imposed approval requirements from MOFCOM for “round-trip” investment transactions, including acquisitions in which equity was used as consideration. The shareholders of our Company and our intermediate “offshore” companies, namely Binomial and Wisdom have never been PRC residents and as such we are not subject to the Circular 106 and Revised M&A Regulations. Accordingly, the acquisition of Our PRC Subsidiaries and the Reverse Merger are not “round-trip” investments as defined by the above mentioned rules. Foreign investments in pharmaceutical industry are subject to certain restrictions. However, pursuant to Supplement VI to Mainland and Hong Kong Closer Economic Partnership Arrangement, PRC pharmaceutical distribution industry is open to Hong Kong invested companies. Therefore, the acquisition of Our PRC Subsidiaries by our two Hong Kong subsidiaries, Wisdom Fortune and Binomial, is not subject to any limitation.

Management's Discussion and Analysis of Financial Condition and Results of Operation. page 44

18.
The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Please revise as appropriate.

Response:

We will revise the MD&A section following the guidance of SEC Release 33-8350 as follows, with the amendment underlined for your ease of reference:

Overview

~~We were incorporated in Delaware on February 9, 2007, to enter the commercial game bird industry and establish a large scale commercial game bird farm.~~

~~On August 12, 2010, we entered into and consummated a Share Exchange Agreement with Mei Li Tsai, the sole shareholder of Global Pharma Enterprise Group Limited (“Global Pharma”) and Global Pharma to acquire all the issued and outstanding capital stock of Global Pharma,  in consideration for 1,800,000  newly issued restricted shares of Top Flight (the “Reverse Merger”).  The Reverse Merger was approved by our board of directors on August 12, 2010.~~

~~As a result of the Reverse Merger, Global Pharma is now our wholly-owned subsidiary.   Global Pharma is the holding company of all the shares of Binomial Bipharm Group Limited (“Binomial”) and Hong Kong Wisdom Fortune Medicine Holding Group Limited (“Wisdom Fortune”).~~

~~Binomial, in turn, holds all the equity interests in Tonghua Tongdetang Pharmaceutical Co., Ltd. (“Tongdetang”) , and Anhui Xuelingxian Pharmaceutical Co., Ltd. (“Xuelingxian”)~~

~~Wisdom Fortune holds all the equity interest in Shandong Global Pharm Co., Ltd. (“Yaoyuan”)~~

~~We are through our indirect wholly-owned PRC Subsidiaries engaged in the business of wholesale and retail distribution of pharmaceuticals-related products, Chinese herb cultivation and preparations of raw materials for medicine.~~

We were incorporated in Delaware and headquartered in Shenzhen.  From the time of inception till August 6, 2010, we had entered the commercial game bird industry and had no significant operation.

On August 12, we entered into and consummated a Share Exchange Agreement with the sole shareholder of Global Pharma and Global Pharma to acquire all the issued and outstanding capital stock of Global Pharma for a consideration of 1,800,000 newly issued restricted shares of the Company (“Reverse Merger”).  Global Pharma is a holding company incorporated in British Virgin Islands and mainly conducts the wholesales and distribution business of pharmaceutical-related products in China through its three Chinese subsidiaries including Tonghua Tongdetang Pharmaceutical Co., Ltd. (“Tongdetang”), Anhui Xuelingxian Pharmaceutical Co., Ltd. (“Xuelingxian”), and Shandong Global Pharm Co., Ltd. (“Yaoyuan”).

On the date of Reverse Merger, we changed our business plan to focus on pharmaceutical-related product distribution in China. We have four reportable segments, which are pharmaceutical distribution, Traditional Chinese Medicine (“TCM”) processing and distribution, herbs cultivation and sales, and production and sales of flower tea bags in China. Currently, we do not have intersegment sales.

Our products include prescription drugs, over-the-counter (“OTC”) drugs, and nutritional supplements.  In 2009, we sold totally 8,472 types of products and had 2,689 clients that spanned from hospital, wholesaler, healthcare clinic, and drug stores.

In 2009, the sales from our distribution segment accounted for over two-thirds of total sales. Yaoyuan and Tongdetang mainly focus on the distribution business.  They purchase pharmaceutical-related products from manufacturers and wholesalers and sell the products to hospitals, other distributors, health clinics, chain and individual drug stores, etc.

In January 2010, we entered into an exclusive distribution agreement with Xiuzheng Pharmaceutical and obtained the exclusive distribution right to sell over five hundred different types of its OTC drugs in Shandong province.  The term of the agreement is one-year which started from January 1, 2010.  Xiuzheng Pharmaceutical is a well-known pharmaceutical manufacturer and its products are popular in China. The exclusive distribution right of Xiuzheng’s products has generated significant revenue in the first three quarters in 2010. We have expanded our effort to sell Xiuzheng’s products and we anticipate that we can renew the agreement with Xiuzheng in 2011 and will obtain more products for sale from Xiuzheng.

In January 2010, we entered into another exclusive distribution agreement with Hainan Lingkang Pharmaceutical and obtained one-year exclusive distribution right to sell forty types of its prescription drugs in Shandong province. We also obtained the right to price the drug according to the market.  The exclusive distribution right and pricing right for Lingkang’s products has generated significant revenue and profit in the first three quarters in 2010.

In 2009, the sales from TCM, herbs, and flower tea bags segments accounted for almost one-third of the total sales,. Xuelingxian focused on the TCM, herbs, and flower tea business.

At the beginning of 2010 and on July 2, 2010, we leased two pieces of land from a local government in Anhui province in order to expand our herb cultivation business and both lands began to generate revenue in the third quarter of 2010.

According to statistics of China Association of Traditional Chinese Medicine, the price of 84% of the 573 most commonly used herb products went up with the increase ranging from 5% to 180%.  28% of these herb products increased more than 50% in price. Our management believes this trend will continue till next spring because the demand for herbs products in the winter is traditionally higher than other seasons. The profit of our herbs cultivation segment has increased significantly in the third quarter of 2010 compared to the same period in 2009. Our management believes that the financial performance of our herb cultivation segment will keep improving.

The current production of flower tea bags includes basic processing, screening, and bagging.  In order to satisfy the increasingly sophisticated market trends and to accommodate customers’ needs, the management plans to restructure the flower tea segment and refine the current tea products to grinding tea drinks to meet the market demand.

19.
In the first paragraph on page 19 you state several intentions and goals, such as "to have a facility in each province in China in the next 3-5 years" without specifying how you will implement or finance these intentions or what the costs are. Please revise to address these plans in greater detail including how you intend to carry them out.

Response:

The Company will acquire a facility in each of the target provinces through continuous acquisitions of local pharmaceutical distributors with GSP-certified facility in the next three to five years. The acquisition cost will depend on our negotiations with the acquisition targets. We will use our retained earnings as well as proceeds from future financings to implement our acquisition strategy.

Result of Operations - The year ended December 31, 2009 as compared to the year ended December 31. 2008, page 48

20.
Revise to provide a discussion of the changes in revenues relative to your retail operations. If you have already provided this information, please revise to clarify so the nature of the business is readily determinable to US investors.

Response:

We do not have any retail operation and thus no retail revenues. Please refer to our response in Comment 7.

21.	Please advise us of the basis for your belief that your profit margins will increase, especially in light of the price controls placed on a significant number of your products.

Response:

Our belief is based on two major factors. First, in July 2010, Xuelingxian leased 1,642 acres land for herb cultivation. The profit margin of herb cultivation business is usually higher than the average profit margin of pharmaceutical distribution business because we do not have to pay any income tax or value added tax for the sales of herbs we cultivated. The profit margin will increase as the sales of self-cultivated herbs increase. Second, we will build an integrated distribution network in China and the operating cost will decrease after we consolidate the distribution network and cut the distribution channel successfully. We will enhance our bargaining power with the pharmaceutical manufacture and upper level distributor to receive more discounts on purchasing. Our cost will decrease and profit margin will increase.

However, in light of our corporate expenses incurred in the third quarter, we propose to amend our disclosure regarding net income on page 50 as follows, with the amendment underlined for your ease of reference:

Net Income            Our net income increased by 79.0% to $10,901,402 for the year ended December 31, 2009 from $6,089,192 for the year ended December 31, 2008. Our profit margin slightly increased from 11.2% for the year ended December 31, 2008 to 12.6% for the year ended December 31, 2009. We anticipate that our net income will continue to increase as our sales increase. ~~Additionally, we anticipate that our profit margin will increase as well.~~

Liquidity and Capital Resources, page 50

22.	Please revise to discuss the material terms of your outstanding borrowings from Qilu Bank.

Response

We entered into a loan agreement with Qilu Bank on December 23, 2009.  The loan principal is $219,751 and is due on December 21, 2010.  The loan bears an annual interest of 7.434%. The principal and interest will be paid monthly.

We entered into another loan agreement with Qilu Bank on March 22, 2010. The loan principal is   $219,000 and is due on March 22, 2011.  The loan bears an annual interest of 6.372% and the principal and interest will be paid monthly. The loan is secured by our inventories worth of RMB 6,000,000.

We propose to add the following disclosure regarding our borrowings from Qilu Bank, with the amendment underlined for your ease of reference:

Capital Resources

During the year ended December 31, 2009, we borrowed $219,751 from Qilu Bank. The loan bears an annual interest of 7.434% and is due on December 21, 2010. During the six month ended June 30, 2010, we borrowed $219,000 from Qilu Bank. The loan bears an annual interest of 6.372% and is due on March 22, 2011. The principal and interest of the two loans will be paid monthly. The loan is secured by our inventories worth of RMB 6,000,000. We have funded our continued expansion from our operating cash flow.

23.
Note Five to your audited financial statements makes reference to an entrustment guarantee contract with Kexin Fengda and a counter guarantee from your Chairman related to your note payable. In addition, note three to your interim financial statements makes reference to a pledge agreement with respect to a portion of your inventory. Please revise to address the material terms of these or any other outstanding guarantees or pledges both here and elsewhere as appropriate.

Response:

We propose to amend our disclosure under liquidity and capital resources in Note 5 to our audited financial statements as follows, with the amendment underlined for your ease of reference:

The Company entered an entrustment guarantee contract with Kexin Fengda Investment Guarantee Co, Ltd (“Kexin Fengda”) whereby Kexin Fengda guarantees the payment of the note payable in the amount of RMB 1,500,000 to Shandong Qilu bank from December 9, 2009 to December 9, 2010.  Kexin Fengda received payment of approximately $6,000 in consideration for this guarantee.

~~The chairman of the Company~~ Yanliang Song, the general manager of Yaoyuan, provided a counter-guarantee to Kexin Fengda by using all his personal/family assets as security. Pursuant to the counter-guarantee, Yanliang Song guarantees the payment of the principal, interests, penalty interests, damages, and all the costs incurred by Kexin Fengda in the event that the Company defaults on the loan. The counter-guarantee is valid for two years from December 9, 2010.

We propose to amend our disclosure under Notes Payable in Note 3 to our interim financial statements as follows, with the amendment underlined for your ease of reference:

The Company entered a pledge agreement with Qilu Bank, which requested at least 6 million RMB of inventories to secure the loan.  The pledge is valid from March 22, 2010 to March 22, 2011. Qilu Bank has authorized Shandong Woerde Guarantee Company to supervise the pledged inventories.

Properties, page 53

24.	Please disclose the annual rent associated with the first property listed on page 53.

Response:

Please refer to the first table in Comment 25, with the amendments underlined for your ease of reference.

25.	Please provide a brief description of the properties described in this section. It was unclear whether these were distribution centers, sales offices, etc.

Response:

Please refer to the table below, with the amendments underlined for your ease of reference.

Yaoyuan

No.	Lessor	Location	Description	Term	Rent (RMB)	Rent (US$)
1	General Tobacco Group Co., Ltd.	80 General Rd, Licheng District, Jinan City, Shandong Province, PRC	Used as distribution center, totaling 15,532.54 square meters	July 1, 2009 – June 30, 2012	30,000 at the first year and increase at a rate of 5% per year thereafter	4,412 at the first year and increase at a rate of 5% per year thereafter
2	General Tobacco Group Co., Ltd.	Dawangxiang, Licheng District, Jinan City, Shandong Province, PRC	Used for parking, totaling 156,020 square meters	March 1, 2010 -February 28, 2011	180,000 at the first year and increase at a rate of 5% per year thereafter	26,370 per year and increase at a rate of 5% per year thereafter
3	General Trading Co., Ltd.	Dawangxiang, Licheng District, Jinan City, Shandong Province, PRC	Used as offices, totaling 1,160.46 square meters	March 1, 2010-March 28, 2015	30,000 for the first year and increase at a rate of 5% per year thereafter	4,392 for the first year and increase at a rate of 5% per year thereafter

Tongdetang

No.	Lessor	Location	Description	Term	Rent (RMB)	Rent (US$)
1	Shujun Xu	566 Heping Rd, Jianshe Ave, Tonghua City, Jilin Province, PRC	Used as distribution center, totaling 2,448.57 square meters	November 1, 2006-October 31, 2010	360,000 for the first year; 420,000 for the second year; 480,000 for the third year; 540,000 for the fourth year; 600,000 for the fifth year.	52,703 for the first year; 61,487 for the second year; 70,271 for the third year; 79,055 for the fourth year; 87,839 for the fifth year.

Xuelingxian

No.	Lessor	Location	Description	Term	Rent (RMB)	Rent (US$)
1	Anhui Province Bozhou City Fengyi Institute of Traditional Chinese Medicine	Liuge Village, Weiwu Ave, Bozhou City, Anhui Province, PRC	Used as warehouse, totaling 3,000 square meters	August 1 2008 –July 31, 2023	1,200,000 per year	175,677 per year
2	Mengwang Village Committee of Dayang County, Qiaocheng District, Bozhou City, Anhui Province, PRC	Mengwang Village, Dayang County, Qiaocheng District, Bozhou City, Anhui Province, PRC	Used for herb cultivation, totaling 1,318 acres	January 1, 2010-December 31, 2014	14,970,000 for 2010, 8,800,000 per year thereafter.	2,191,576 for 2010, 1,289,207 per year thereafter.
3*	Mengwang Village Committee of Dayang County, Qiaocheng District, Bozhou City, Anhui Province, PRC	Mengwang Village, Dayang County, Qiaocheng District, Bozhou City, Anhui Province, PRC	Used for herb cultivation, totaling 1,642 acres.	July 1, 2010- December 31, 2015	31,450,367 for 2010, 16,939,939 for 2011, 10,468, 500 per year thereafter.	4, 695,416 for 2010, 2,520,066 for 2011, 1,562, 906 per year thereafter.

* On July 1, 2010, we leased from Mengwang Village Committee a piece of land of approximately1,642 acres as for herb cultivation from July 1, 2010 to December 31, 2015. The annual rent is $4, 695,416 for 2010, $2,520,066 for 2011,  and $1,562, 906 per year thereafter.

Directors and Executive Officers, Promoters and Control Persons, page 56

26.
Please revise your disclosure to provide all of the information requested by Item 401 (a) and (b) of Regulation S-K. We note, for example, that you do note state when these persons became affiliated with you.

Response:

We propose to add the following amendments to the disclosure:

As such, as of August 12, 2010, other than An Fu, all our officers and sole director are residents of the PRC.As a result, it may be difficult for investors to effect service of process within the United States upon any of them or to enforce court judgments obtained against them in the United States courts.

Yunlu Yin was appointed our new Chief Executive Officer, sole director and Chairman, An Fu was appointed our new Chief Finanacial Officer and Dan Li was appointed our new Secretary with effect from August 6, 2010. Each member of the Board of Directors serves for a term of one year, or until his or her successor has been duly elected and has been qualified. Each of our officers serves until they are replaced by the Board of Directors.

As a result, it may be difficult for investors to effect service of process within the United States upon any of them or to enforce court judgments obtained against them in the United States courts.

Executive Compensation, page 61

27.
We note disclosure on page 21 that "you have purchased work injury insurance, endowment insurance and medical insurance for management." These items do not appear to be reflected in your table or footnotes, please advise.

Response:

The work injury insurance, endowment insurance and medical insurance we purchased for our management are part of their compensation and are already included in the compensation table.

We propose to amend our disclosure regarding executive compensation as follows, with the amendment underlined for your ease of reference:

Name and Principal Position	Fiscal Year	Salary ($) *	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Yanliang Song,	2008	21,834	—	—	—	—	—	—	21,834
General Manager	2009	29,283	—	—	—	—	—	—	29,283

Hong Li,	2008	—	—	—	—	—	—	—	—
Finance Manager	2009	15,373	—	—	—	—	—	—	15,373

* The work injury insurance, endowment insurance and medical insurance we purchased for our management are part of their compensation and included in their salary.

Name and Principal Position	Fiscal Year	Salary ($)*	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Xianming Zeng,	2008	7,278.02	—	—	—	—	—	—	7,278.02
General Manager	2009	9,516.84	—	—	—	—	—	—	9,516.84

Shuyan Liu,	2008	6,113.54	—	—	—	—	—	—	6,113.54
Finance Manager	2009	6,588.58	—	—	—	—	—	—	6,588.58

* The work injury insurance, endowment insurance and medical insurance we purchased for our management are part of their compensation and included in their salary.

Name and Principal Position	Fiscal Year	Salary ($) *	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Shunli Wang,	2008	7,994.19	—	—	—	—	—	—	7,994.19
General Manager	2009	11,713.03	—	—	—	—	—	—	11,713.03

Fulan Li,	2008	4,949.05	—	—	—	—	—	—	4,949.05
Finance Manager	2009	6,149.34	—	—	—	—	—	—	6,149.34

* The work injury insurance, endowment insurance and medical insurance we purchased for our management are part of their compensation and included in their salary.

Certain Relationships and Related Transactions, page 64

28.	Please clarify the reference to "discharged" in the second bullet point on page 64.

Response:

The Company will revise the word “discharged” to “waived.” On August 6, 2010, Rhonda Heskett waived $24,879.53 the Company owed to her and the promissory notes were cancelled on that date.

29.
Please revise this section to address the related party transactions and balances with greater specificity. For example, instead of noting that you had a balance due from a related party you should name the party and disclose the nature of the relationship. In addition, you should address the terms of your related party sales and name the parties you sold to, and describe the terms of your August 12, 2010 Share Exchange Agreement here.

Response:

We propose to revise the related party transaction section as the follows:

•
During each of the years ended February 28, 2010 and February 28, 2009, our former President, Chief Executive Officer, Chief Financial Officer, sole director and chairwoman, Rhonda Heskett contributed services and brooding facilities with a fair value of $6,000 and $2,400, respectively.  These non-cash expenses totaling $8,400 in each of the years ended February 28, 2010 and 2009 were treated as contributed capital.

•
As of August 6, 2010, our former President, Chief Executive Officer, Chief Financial Officer, sole director and chairwoman, Rhonda Heskett loaned us a total of ~~$~~ $24,879.53 in exchange for ~~a~~ two 5% per annum promissory notes.  ~~This amount was discharged on August 6, 2010 in full and the promissory notes cancelled on that date.~~ Rhonda Heskett waived this payment on August 6, 2010 in full and the promissory notes were cancelled on that date.

~~•~~
As of December 31, 2009 and 2008, we had $24,568 and $1,465,738, respectively due from related parties. In 2009, we advanced $24,568 to Yanliang Song, an officer of Yaoyuan and the balance is nil at September 30, 2010.    In 2008, Xianming Zeng and Qingdong Zeng, former stockholders of Tongdetang, borrowed RMB 6,000,000 and RMB 4,000,000 (totally, $1,465,738), respectively, from Tongdetang and such balance was offset in 2009 when Tongdetang declared dividends in the amount of RMB 6,000,000 and RMB 4,000,000, respectively, to Xianming Zeng and Qingdong Zeng. ~~These balances are non-interest bearing and payable on demand.~~

•
We use a trademark for drug packaging that is owned by a director and former shareholder of Yaoyuan, Yanliang Song.  The trademark was applied for on May 16, 2008 and approved April 7, 2010.  It expires April 6, 2020.  While Yanliang Song has paid for all associated costs, we use this trademark at no cost.

•	During 2009, Xuelingxian had sales of approximately $1.4 million to a number of related parties, employees and a shareholder. The details of the transactions are set forth below:

Name	Relationship	Amount
Fei Gao	General Manager	$472,625
Wenhua Chou	General Manager	$218,363
Jingzhong Wang	General Manager	$445,381
Enhui Fan	General Manager	$89,474
Fengyi Wang	Stockholder	$120,054
Min Xue	General Manager	$74,458
Total		$1,420,354

•
On August 6, 2010, we were party to a share purchase agreement between our former President, Chief Executive Officer, Chief Financial Officer and sole director and Chairwoman, Rhonda Heskett and Mei Li Tsai involving the sale of 19,094,000 shares of common stock of the Company for a cash consideration of $450,000.

•
On August 12, 2010, we entered into and consummated a Share Exchange Agreement with Mei Li Tsai, the sole shareholder of Global Pharma and Global Pharma to acquire all the issued and outstanding capital stock of Global Pharma, in consideration for our 1,800,000 newly issued restricted shares.

30.
The amount reflected as due from a related party for December 31, 2008 appears to contain a typo. The financial statements reflect a balance of $1,465,738. Please advise. Also, please clarify the origin of this receivable.

Response:

This is a typo and the right amount should be $1,465,738. The account receivables came from dues from  Xianming Zeng and Qingdong Zeng, former shareholders of Tongdetang, who borrowed RMB 6,000,000 and RMB 4,000,000 (totally, $1,465,738), respectively, from Tongdetang in 2008. The balances were offset by the dividends they received from Tongdetang in 2009. We propose to amend the sentence as follows, with the amendment underline for your ease of reference:

As at December 31, 2009 and 2008, we had $24,568 and $1,465,738, respectively, due from related parties.  These balances are non-interest bearing and payable on demand.

31.	Please provide related party disclosure for the period ended June 30, 2010. In this regard we note a $132,717 balance due to related parties in your financial statements.

Response:

Yunlu Yin, our Chairman, Chief Executive Officer and director, made advances for business expenses in an amount of $132,717 for the period ended June 30, 2010.  The advances were non-interest bearing and payable on demand.

We propose to amend our disclosure regarding related party transactions in the notes to the financial statements for the period ended June 30, 2010, with the amendment underlined for your ease of reference:

At June 30, 2010, Yunlu Yin, our Chairman, Chief Executive Officer and director, made advances for business expenses in an amount of $132,717. The advances were non-interest bearing and payable on demand. ~~owed certain related parties $132,717~~.  No monies were due at December 31, 2009.

32.	Please provide the disclosure requested by Item 404(c) of Regulation S-K.

Response: Please refer to our response to Comment 29.

33.
We note your disclosure under liquidity and elsewhere related to the dividends paid "to the former shareholders of [y]our subsidiaries." Please advise us how you considered the disclosure requirements associated with Item 404 of Regulation S-K with respect to these payments.

Response:

We propose to add the following disclosure regarding the dividends needed to be paid to the former shareholders as of each balance sheet date:

For the years ended December 31, 2009 and 2008, and for the period ended June 30, 2010, we paid $8,190,085, $3,425,268, and $3,208,521 to the former shareholders of our subsidiaries, respectively. On June 29, 2010, as part of May 6 and May 8, 2010 Equity Transfer Agreements, Wisdom Fortune and Binomial declared a dividend of approximately RMB 57,522,347 (approximately $8,438, 816) to its then stockholders. The following table set forth the dividend payable as of June 30, 2010 and December 31, 2009 and 2008.

Related Party	Relationship	June 30, 2010	December 31, 2009	December 31, 2008

Shouqiang Han	Stockholder	$2,080,354	$-	$-
Qinghui Zeng	Stockholder	1,238,139	1,141,926	1,994,139
Xianming Zeng	Stockholder	619,070	570,963	997,069
Shunli Wang	Stockholder	3,617,298	-	-
Jingsheng Wang	Stockholder	1,004,516	-	-
Fulan Li	Stockholder	582,931	-	-
Others	Stockholder	109,492	-	-
Total		$9,251,800	$1,712,889	$2,991,208

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 65

34.
On page 65 you state that your “common stock has been traded over-the-counter on the OTC Bulletin Board since May” but that “to date there has been no trading market for your common stock.”  Please reconcile these two statements.

Response:

We had meant to say that there has been very little trading in our shares. We propose to amend the sentence as follows, with the amendment underlined for your ease of reference:

Our common stock has been traded over-the-counter on the OTC Bulletin Board since May 5, 2009 under the designation TOPG.OB. However, to date there has been little or no trading ~~market~~ in our common stock.

35.	Please reconcile the discussion under Dividends to your financial statements and disclosure elsewhere.

Response:

Prior to the reverse acquisition in May 2010, there were unrecorded dividends of our PRC operating companies, pursuant to the acquisition agreements, through the date of the transactions that need to be accrued. We will restate the consolidated financial statements and the pro forma financial statements for the periods ended December 31, 2009 and 2008, and for the period ended June 30, 2010, and reconcile our disclosure. The following table set forth the dividend payable as of December 31, 2009and 2008, and June 30, 2010.

Related Party	Relationship	June 30, 2010	December 31, 2009	December 31, 2008

Shouqiang Han	Stockholder	$2,080,354	$-	$-
Qinghui Zeng	Stockholder	1,238,149	1,141,926	1,994,139
Xianming Zeng	Stockholder	619,070	570,963	997,069
Shunli Wang	Stockholder	3,617,298	-	-
Jingsheng Wang	Stockholder	1,004,516	-	-
Fulan Li	Stockholder	582,931	-	-
Others	Stockholder	109,492	-	-
Total		$9,251,800	$1,712,889	$2,991,208

Description of Securities, page 66

36.	Please revise to indicate that you have described all material provisions of your certificate of incorporation and by-laws.

Response:

We propose to make the following amendment which is underlined for your ease of reference:

The following is a summary description of all material provisions of our certificate of incorporation and by-laws pertaining to our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been filed as exhibits to this report. The following discussion is qualified in its entirety by reference to such exhibits.

37.	Please remove the statement that all of your outstanding shares of common stock are fully paid and non-assessable as this is a legal conclusion you are not able to make.

Response:

We have removed this sentence.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholder's Equity, page F-5

38.
We note the number of shares of common stock outstanding as of December 31, 2009 (134,020) does not agree to the corresponding number as disclosed on the face of the balance sheets (50,000) on page F-2. Please revise or advise.

Response:

This is a typo.  We will revise the number of shares of common stock outstanding as of December 31, 2009 from 134,030 to 50,000.

Notes to the Consolidated Financial Statements General

39.
We note you have not provided segment information. Please tell us how you complied with the segment reporting requirements of FASB ASC 280-10 and provide your analysis of how the reportable segment was determined. Also discuss how the aggregation criteria were met. If you conclude you have more than one reportable operating segment, please revise to include the disclosures required by FASB ASC 280-10-50.

Response:

FASB ASC 280-10 requires the use of the management approach model for segment reporting.  The management approach model is based on how a company's management organizes segments within the company for making operating decisions and assessing performance.  Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.  Based on this model, the Company has determined that it has four segments.  The Company’s principal businesses are herbal cultivation, TCM processing and distribution, flower tea sales, and distribution. Based on the various operation activities, the Company’s reportable segments are as follows:

•	Herb cultivation – the planting, processing and selling herbs in China.
•	TCM processing and distribution – Rough processing and sale of TCM product
•	Distribution – the sale of healthcare products to hospitals and pharmacy shops.
•	Flower tea sales – Manufacture and sale of flower tea bags

We propose to add the segment reporting for each period ended December 31, 2009, 2008, and for the three and six months ended June 30, 2010, and 2009 as follows:

For the year ended December 31, 2009
	Herb cultivation ($)	TCM processing and distribution ($)	Flower tea ($)	Distribution ($)	Total ($)

Sales	7,500,814	14,844,372	5,259,366	59,179,450	86,784,002
Interest income	2,916	4,728	1,447	11,962	21,052
Interest expense	-	-	-	-	-
Depreciation	8,330	11,485	4,728	25,849	50,392
Income tax	-	774,598	274,440	2,249,238	3,298,277
Net income	908,629	2,130,292	1,137,355	6,725,126	10,901,402

Total assets	2,870,078	5,679,985	2,012,421	18,228,427	28,790,912
Expenditures for segment assets	-	75,653	34,609	45,709	155,971

For the year ended December 31, 2008
	Herb cultivation ($)	TCM processing and distribution ($)	Flower tea ($)	Distribution ($)	Total ($)

Sales	-	7,779,375	-	46,696,291	54,475,666
Interest income	-	3,969	-	20,409	24,379
Interest expense	-	-	-	-	-
Depreciation	-	3,201	-	24,736	27,937
Income tax	-	245,938	-	1,783,793	2,029,731
Net income	-	737,814	-	5,351,378	6,089,192

Total assets	-	4,514,775	-	18,019,755	22,534,530
Expenditures for segment assets	-	43,427	-	15,006	58,434

For the three months ended June 30, 2010
	Herb cultivation ($)	TCM processing and distribution ($)	Flower tea ($)	Distribution ($)	Corporate ($)	Total ($)

Sales	-	6,236,530	1,869,342	22,425,105	-	30,530,977
Interest income	-	3,614	3,436	13,881	-	20,932
Interest expense	-	-	-	(7,706)	-	(7,706)
Depreciation	-	6,293	2,216	8,771	-	17,281
Income tax	-	283,717	85,751	886,214	-	1,255,682
Net income	-	782,239	321,817	2,729,146	(70,503)	3,762,699

Total assets	3,676,593	7,344,662	1,605,968	26,727,557	61,818	39,416,598
Expenditures for segment assets	-	-	-	-	-	-

For the three months ended June 30, 2009
	Herb cultivation ($)	TCM processing and distribution ($)	Flower tea ($)	Distribution ($)	Corporate ($)	Total ($)

Sales	-	4,000,529	1,675,868	13,513,359	-	19,189,756
Interest income	-	2,148	1,198	3,103	-	6,450
Interest expense	-	-	-	-	-	-
Depreciation	-	3,613	995	7,553	-	12,162
Income tax	-	204,712	82,549	519,985	-	807,246
Net income	-	605,751	240,919	1,559,950	-	2,406,621

Total assets	3,843,288	7,399,903	1,630,014	18,253,611	-	31,126,816
Expenditures for segment assets	-	-	-	7,756	-	7,756

For the six months ended June 30, 2010
	Herb cultivation ($)	TCM processing and distribution ($)	Flower tea ($)	Distribution ($)	Corporate ($)	Total ($)

Sales	-	13,200,603	2,886,405	43,172,628	-	59,259,637
Interest income	-	7,675	4,356	18,751	-	30,782
Interest expense	-	-	-	(12,908)	-	(12,908)
Depreciation	-	7,543	4,415	17,211	-	29,169
Income tax	-	610,316	133,450	1,675,684	-	2,419,451
Net income	-	1,701,364	529,936	5,027,053	(70,503)	7,187,851

Total assets	3,676,593	7,344,662	1,605,968	26,727,557	61,818	39,416,598
Expenditures for segment assets	-	-	1,752	7,311	-	9,063

For the six months ended June 30, 2009
	Herb cultivation ($)	TCM processing and distribution ($)	Flower tea ($)	Distribution ($)	Corporate ($)	Total ($)

Sales	-	7,604,390	1,675,057	29,673,530	-	38,952,977
Interest income	-	2,438	204	10,365	-	13,007
Interest expense	-	-	-	-	-	-
Depreciation	-	7,226	1,991	13,790	-	23,007
Income tax	-	374,573	82,509	1,162,775	-	1,619,857
Net income	-	1,111,342	244,801	3,488,326	-	4,844,469

Total assets	3,843,288	7,399,903	1,630,014	18,253,611	-	31,126,816
Expenditures for segment assets	-	75,444	34,541	9,234	-	119,219

Note 1 - Organization, page F-6

40.
We note that on May 6, 2010, Hong Kong Wisdom Fortune Medicine Holdings Group Limited (Wisdom Fortune) acquired 100% of the equity in Yaoyuan for cash consideration of RMB 10,000,000. Please identify the shareholders of both Yaoyuan and Wisdom prior to the acquisition and tell us how you determined that this transaction should be accounted for as a reverse merger. Tell us also how the cash consideration was treated in the accounting for the merger.

Response:

Prior to the reverse acquisition, the shareholders of Yaoyuan were Yunlu Yin, Shouqiang Han, Yanming Lv, Guojun Zhao, Junyan Su, Boliang Zhu, and Chaobo Song.  The shareholder of Hong Kong Wisdom Fortune Medicine Holdings Group was Mei Li Tsai.  We will revise the Note 1 - Organization and propose to add the following amendments to the disclosure:

~~Global Pharma Enterprise Group Limited (the “Company”) was incorporated on June 14, 2010 under the laws of the British Virgin Island and is a holding company.  The Company manufactures and distributes pharmaceutical products through its three operating subsidiaries located in China.  On June 14, 2010 the Company acquired all of the outstanding shares of Bionminal Biopharm Group Limited, Incorporated under the laws of Hong Kong on September 9, 2009 and Hong Kong Wisdom Fortune Medicine Holding Group Limited, (formally Aecko Industrial Limited), incorporated  under the laws of Hong Kong.~~

~~Tonghua Tongdetang Pharmaceutical Company was incorporated on February 2, 2002, under the laws of the People’s Republic of China (“PRC”).  Anhui Xuelingxian Pharmaceutical was incorporated on July 23, 2008, under the laws of the PRC.  Bionminal Biopharm Group Limited acquired 100% of both companies on May 8, 2010.~~

~~Shandong Yaoyuan Pharmaceutical Company (“Yaoyuan”) was incorporated on November 1, 2005, under the laws of the PRC.  Hong Kong Wisdom Fortune Medicine Holding Group Limited acquired 100% of Yaoyuan on May 6, 2010.~~

Global Pharma Enterprise Group Limited (the “Company”) was incorporated on June 14, 2010 under the laws of the British Virgin Island and is a holding company.  The Company conducts the wholesale and distribution of pharmaceuticals-related products, Chinese herb cultivation and medicine raw materials preparations through its three operating subsidiaries located in China.  On June 29, 2010 the Company acquired all of the outstanding shares of Bionmial Biopharm Group Limited, Incorporated under the laws of Hong Kong on September 9, 2009 and Hong Kong Wisdom Fortune Medicine Holding Group Limited, (formally Aecko Industrial Limited), incorporated  under the laws of Hong Kong.

Tonghua Tongdetang Pharmaceutical Company (“Tongdetang”) was incorporated on February 2, 2002, under the laws of the People’s Republic of China (“PRC”).  Anhui Xuelingxian Pharmaceutical (“Xuelingxian”) was incorporated on July 23, 2008, under the laws of the PRC. Shandong Yaoyuan Pharmaceutical Company (“Yaoyuan”) was incorporated on November 1, 2005, under the laws of the PRC.

On May 25, 2006, and December 13, 2009, Zeng Qinghui and Zeng, Qingdong registered capital owners of  Tongdetang signed Trust agreements documenting their ownership naming Yin Yunlu as 62% beneficial owner of their capital. In May of 2008, Song Yanliang and Han Shouquiang, registered capital owners of Yaoyuan signed Trust agreements documenting their ownership naming Yin Yunlu as 80% benificial owner of their capital. On December 15, 2009 and April 10, 2010, Wang Shunli and Li Shulan, respectively, owners of Xuelingxian signed Trust agreements documenting their ownership naming Yin Yunlu as 65% beneficial owner of their capital.

On May 6, and May 8, 2010 Hong Kong Wisdom Fortune Medicine Holding Group Limited and Binomial Biopharm Group Limited entered into an Equity Transfer Agreements (“the Agreements”), Binomial, in turn, holds all the equity interests in Xuelingxian, Tongdetang, two PRC-incorporated companies. Wisdom Fortune holds all the equity interest in Yaoyuan. The Company paid RMB5,180,000 (USD $700,418), RMB3,000,000 (USD $405,647), and RMB10,000,000 (USD $1,352,158) to the shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan respectively, representing their registered capital at the time. The Equity transfers by the PRC operating companies, Pursuant to the Earn In Agreement discussed below, was considered to be a transaction between entities under common control.

On June 29, 2010 the sole Shareholder of the Company entered into an Earn in Agreement with the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and  Yaoyuan.  Pursuant to the agreement, the Company shall entered into share exchange agreement, at a date after this agreement, with a United States domiciled shell company an at that time the former shareholders, including beneficial owners, will have call rights town the controlling interest in a Publicly held Company.

On August 12, 2010, the Company entered into and consummated the Share Exchange Agreement giving the shareholders, including the beneficial owners of Xuelingxian, Tongdetang, and Yaoyuan, and the key management of the Company the right to purchase 20,894,000 shares at four different occurrence dates, contingent on various targets for total consideration of $300,000. Targets include binding three year employment contracts with various members of management with six months of this agreements and target after tax net income of $3.6 Million, $3.8 Million, and $15.2 Million for the three months ended June 30, 2010 and September 30, 2010, and for the 12 months ended December 31, 2010, respectively. Upon execution the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan  will have call rights to own 80.36%  of the publicly held Company.

As part of these restructuring transactions, no new capital was introduced. As a result, no new basis in the net assets of the Operating Subsidiaries was established. During this restructuring, management continued to serve and continued to direct both the day-to-day operating and management of the Operating Subsidiaries, as well as their strategic direction. Because of this operating and management control and because the restructuring plan effectively resulted in the Company continuing to bear the residual risks and rewards related to the Operating Subsidiaries, the Company consolidated the Operating Subsidiaries during the restructuring. The acquisition by the Company of the Operating Subsidiaries, which represented the return to legal ownership of the Operating Subsidiaries by the Company, represented a transaction between related parties under common control and did not establish a new basis in the assets and liabilities of the Operating Subsidiaries. The Earn-In Agreement will enable former shareholders to regain ownership of the Company’s shares originally transferred by them to the Company as part of the restructuring arrangements and, accordingly, the Company does not consider his re-acquisition of those shares to represent compensation cost to the Company.

41.
We note that on May 8, 2010, Binominal Biopharm Group Limited, Inc. (Binominal) acquired 100% of the equity in each of Tongdetang and Xuelingxian for cash consideration of RMB 3,000,000 and RMB 5,180,000, respectively. Please identify the shareholders of Tongdetang, Xuelingxian and Binominal prior to the acquisition and tell us us your basis for concluding these transactions should be accounted as reverse mergers. Tell us also how the cash consideration was treated in the accounting for the merger.

Response:

Prior to the reverse acquisition, the shareholders of Xuelingxian were Yunlu Yin, Dandan Wang, Shulan Li, and Hong Zhang.  The shareholders of Tongdetang were Yunlu Yin, Qingdong Zeng, and Feng Jin.  The shareholder of Binomial Biopharm Group Limited was Mei Li Tsai.  The transaction should not be accounted as reverse merger and should be accounted as business recapitalization for the reasons set forth in our response to Comment 40 above. We will revise this paragraph to mirror the disclosures in our response to Comment 40 above.

42.	In regard to the May 6, 2010 and May 8, 2010 transactions, please tell us how the purchase prices were determined and how they relate to the fair values of each entity at the time.

Response:

Please refer to our response to Comment 40.

43.
We note that on June 14, 2010, you acquired all the outstanding shares of Wisdom Fortune and Binominal in a transaction accounted for as a reverse merger. Please identify the shareholders of each of these two entities prior to the acquisition and provide your basis for accounting for this transaction as a reverse merger.

Response:

The date of the transaction was erroneous.  On June 29, 2010, Global Pharma Enterprise Holding Group Limited acquired all the outstanding shares of Wisdom Fortune and Binomial.  The shareholder for all of the above entities was Mei Li Tsai.  The acquisition should be treated as capital recapitalization instead of reverse merger. We will revise this paragraph and please refer to our response to Comment 40 for more information.

Inventories, page F-8

44.
Revise to disclose the separate categories of finished goods, i.e., pharmaceutical products, herbs, etc., at each balance sheet date. Describe in the note how you determine market or net realizable value of the different categories of inventory.

Response:

As of each balance sheet date, the finished goods contain only pharmaceutical products. We do not have flower tea inventory because that the manufacturing of flower tea is based on customer orders. Because the manufacturing process is relatively simple, we only produce flower tea products when we receive orders from our customers specifying the variety of flower tea, quantity, and price.

We will revise the Notes 2 – Inventory and propose to add the following amendments to the disclosure:

~~Inventories are valued at the lower of cost (determined on a weighted average basis) or market, if lower. As of December 31, 2009 and 2008, inventories consist of the following:~~
~~December 31,~~
	~~2009~~		~~2008~~
~~Finished goods~~	~~$~~	~~9,373,762~~	~~$~~	~~7,180,388~~

Inventories are stated at the lower of cost (determined on a weighted average basis) or market value. Work-in-progress is composed of direct materials, direct labor, manufacturing overhead, and an attributable portion of land lease cost that has be capitalized as a component of inventory. The capitalized land lease cost will be recorded in cost of goods sold at such time the goods are sold. An allowance is established when management determines that certain inventories may not be saleable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates and reflected in cost of sales. There is no allowance at December 31, 2009 and 2008. As of December 31, 2009 and 2008, inventories consisted of the following:

	December 31, 2009	December 31, 2008

Raw materials (1)	$1,401,865	$708,836
Work-in-progress (2)	-	-
Finished goods (3)	7,971,897	6,471,553

Total	$9,373,762	$7,180,388

(1)	Raw materials include the herbal material that will be used to produce the flower tea and the OEM product.
(2)	Work-in-process is composed of direct materials, direct labor, an attributable portion of land lease cost that has been capitalized, and an attributable portion of manufacturing overhead.
(3)	Finished goods only consist of pharmaceutical products.

45.	We note that you grow herbs whose growth periods vary from one to two years. Please revise to disclose the nature of the crop-related costs that are included in inventory.

Response:

The crop-related costs included in inventory are composed of direct materials, direct labor, manufacturing overhead, and an attributable portion of land lease cost.

Revenue Recognition, page F-9

46.
Please expand your disclosure to explain how your revenue recognition policies for each of your revenue streams comply with the SAB 104 criteria. As disclosed on page 4 of the amended Form 8-K, your businesses are the wholesale distribution of pharmaceutical-related products, retail distribution of pharmaceutical-related products, Chinese herb cultivation, and "medicine raw materials preparation." In addition, describe any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Response:

The revenue recognition policies for each of our revenue stream are the same because our revenue source is the sale of pharmaceutical product, flower tea bag, and herb product.  Currently we do not have product return, inventory credit, rebates, discounts, and volume incentives policies.

We propose to revise the revenue recognition section as the follows:

Revenue Recognition

~~The Company records revenues in accordance with its revenue recognition policies.  Revenues generated from services are earned at the time of service while revenues generated through the sale of goods are recognized at such time the Company has transferred significant risks and rewards of ownership of the goods to the buyers; at time of shipment.~~

~~Revenues are recorded net of value-added taxes.~~

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin 104. Sales revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied at the time of shipment when risk of loss and title passes to the customer. Revenues are recorded net of value-added taxes.

47.
We note that under the PRC National Medical Insurance Program, pharmacies selling to customers on credit obtain reimbursement from relevant government social security bureaus, and sales of both Parts A and B pharmaceuticals may not be fully reimbursable. Tell us how these rules affect your financial statements, e.g., your ability to estimate revenues reliably and the degree to which your receivables are collectible. With respect to your distribution business, tell us whether your customers pay you before they receive reimbursement or whether their payments to you for purchases are dependent upon first receiving reimbursement from the government

Response:

We do not have any retail operation. Please refer to our response in Comment 7.

Note 3 - Intangible Assets, page F- 10

48.
It appears that the trademark for drug packaging transferred to Yaoyuan by one of its shareholders should have been valued at the shareholder's basis. Refer to SAB Topic 5.T. and explain to the staff why that accounting was not applied in this instance.

Response:

We do not own the trademark for drug packaging.  We have the exclusive right to use the trademark for drug packaging from April 7, 2010 to April 6, 2020.  We do not need to pay any license fee to Yanliang Song for use of the trademark.  The cost of the trademark is less than $200 and we believe this amount is immaterial.

49.
Please explain to us the terms of the Xuelingian license agreement and why you are not paying a license fee to the former shareholder. Typically, the financial statements should include all costs of doing business. Refer to SAB Topic 1.B.1.

Response:

We entered into a Trademark License Agreement with Jingsheng Wang, the owner of the “Xuelingxian” trademark whereby we obtained the exclusive right to use the trademark from January 1, 2009 to January 1, 2014.  We do not need to pay any license fee for the use of trademark.  The cost of the trademark is less than $200 and we believe this amount is immaterial.

Interim Financial Statements

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page F-21 Inventories, page F-23

50.	Revise to describe the nature of the inventory classified as raw materials and work-in-process.

Response:

Raw materials include the herbal material that will be used to produce the flower tea and the OEM product.  Work-in-process is composed of direct materials, direct labor, an attributable portion of land lease cost that has been capitalized, and an attributable portion of manufacturing overhead.  A reserve for obsolete or slow-moving inventory is established when management determines that the carrying value of certain inventories may not be realizable.  If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, we will record reserves for the difference between the cost and the market value.

We propose to add the following disclosure regarding raw materials and work-in-process in Note 1 to our Interim Financial Statements, with the amendment underlined for your ease of reference:

	June 30, 2010	December 31, 2009

Raw materials (1)	$1,484,114	$1,401,865
Work-in-progress (2)	3,676,593	-
Finished goods (3)	9,590,279	7,971,897

	$14,750,986	$9,373,762

(1)	Raw materials include the herbal material that will be used to produce the flower tea and the OEM product.
(2)	Work-in-process is composed of direct materials, direct labor, an attributable portion of land lease cost that has been capitalized, and an attributable portion of manufacturing overhead.
(3)	Finished goods only consist of pharmaceutical goods.

Pro Forma Financial Information, page 70

51.
Tell us why you have eliminated the assets and liabilities of Top Flight Gamebirds. Unless you have spun-off or sold the gamebird business to its former shareholders, or satisfied the operating liabilities with the existing assets, these assets and liabilities should remain on the combined balance sheet. Please revise as necessary.

Response:

Pursuant to share purchase agreement with Top Flight Gamebirds, all pre-merger liabilities would be settled by the pre-merger shareholders of the Company. The merger transaction has been accounted for as a Reverse Merger and recapitalization of Top Flight Gamebirds whereby Global Pharma is deemed to be the accounting acquirer (legal acquiree) and Top Flight Gamebirds to be the accounting acquiree (legal acquirer). The historical financial statements for periods prior to August 13, 2010 are those of Global Pharma except that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition.

52.
We note that you have combined the historical results of operations of Global Pharma and Top Flight Gamebirds to present pro forma results of operations; however, when a reverse acquisition has occurred, the pro forma results of operations should be the historical results of operations of the accounting acquirer only. Further pro forma earnings/loss per share should be presented to give effect to the registrant's outstanding shares during each period. Please revise.

Response:

We propose to revise the pro forma statements following the Staff’s comments as follows:

	Global Pharma			Top Flight
	Enterprise Group Limited			Gamebirds, Inc.
	Statements of Income and			Statements of Income and
	Comprehensive Income			Comprehensive Income						Pro Forma
	For the year/period ended			For the year/period ended			Pro Forma			Statements of Income and
	12/31/09	12/31/08	06/30/10	02/28/10	02/28/09	06/30/10	Adjustments			Comprehensive Income
	(Audited)	(Audited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues, net	$86,784,002	$54,475,666	$59,259,637	$22,476	$35,659	$7,816	$(22,476)	$(35,659)	$(7,816)	$86,784,002	$54,475,666	$59,259,637
Cost of Goods Sold	70,725,013	45,362,590	48,632,162	3,151	29,566	623	(3,151)	(29,566)	(623)	70,725,013	45,362,590	48,632,162
Gross Profit	16,058,989	9,113,076	10,627,475	19,325	6,093	7,193	(19,325)	(6,093)	(7,193)	16,058,989	9,113,076	10,627,475
Expenses:
Operating expenses	792,295	366,718	364,999	-	-	-	-	-	-	792,295	366,718	364,999
General and administrative	1,096,333	648,520	673,048	48,216	82,658	17,516	(48,216)	(82,658)	(17,516)	1,096,333	648,520	673,048
Income (loss) from operations	14,170,361	8,097,838	9,589,428	(28,891)	(76,565)	(10,323)	28,891	76,565	10,323	14,170,361	8,097,838	9,589,428
Other Income (Expense)
Interest income (Expense)	21,052	24,379	17,874	-	-	(135)	-	-	135	21,052	24,379	17,874
Miscellaneous income (Expense)	8,266	(3,294)	-	-	-	-	-	-	-	8,266	(3,294)	-
Income before income taxes	14,199,679	8,118,923	9,607,302	(28,891)	(76,565)	(10,458)	28,891	76,565	10,458	14,199,679	8,118,923	9,607,302
Provision for Income Taxes	3,298,277	2,029,731	2,419,451	-	-	-	-	-	-	3,298,277	2,029,731	2,419,451
Net Income (loss)	10,901,402	6,089,192	7,187,851	(28,891)	(76,565)	(10,458)	28,891	76,565	10,458	10,901,402	6,089,192	7,187,851
Other comprehensive income							-	-	-
Foreign currency translation adjustment	(42,248)	52,607	(28,362)	-	-	-	-	-	-	(42,248)	52,607	(28,362)
Total comprehensive income	10,859,154	6,141,799	7,159,489	(28,891)	(76,565)	(10,458)	28,891	76,565	10,458	10,859,154	6,141,799	7,159,489

Earning Per Shares
Basic and Full Diluted Earning Per Share										$0.42	$0.23	$0.28

Weight Average Number of Shares										26,000,000	26,000,000	26,000,000

		Pro Forma Adjustments		Pro Forma Adjustments		Pro Forma Adjustments
		December 31, 2009		December 31, 2008		June 30, 2010
1	Common stock	$50,000		$50,000		$50,000
	Paid-in capital	2,458,223		2,458,223		2,458,223
	Due from related party	50,000		50,000		50,000
	Common stock		1,800		1,800		1,800
	Additional paid-in capital		2,506,423		2,506,423		2,506,423
	Subscritpion receivable		50,000		50,000		50,000

2	Notes payable	-		-		12,060
	Accounts payable	22,212		21,316		19,859
	Additional paid-in capital	107,200		98,800		109,300
	Cash		1,539		21,333		3,617
	Inventory		623		-		-
	Property and equipment		173		597		67
	Accumulated deficit		127,077		98,186		137,535

1	To consolidate the equity of the Company through its elimination, into Top Flight Gamebirds, Inc.

2	To recapitalize the Company, (or reverse merger), through the elimination of Top Flight Gamebirds, Inc. cash, inventory, PPE, notes payable, and accounts payable.

53.	It does not appear that the 1.8 million shares of stock issued by Top Flight Gamebirds as consideration in the reverse merger are included in your pro forma adjustments. Please revise or advise.

Response:

We propose to revise the pro forma statements following the Staff’s comments as follows:

	Global Pharma			Top Flight
	Enterprise Group Limited			Gamebirds, Inc.
	Consolidated Balance Sheets			Balance Sheets			Pro Forma			Pro Forma
	12/31/09	12/31/08	06/30/10	02/28/10	02/28/09	06/30/10	Adjustments			Consolidated Balance Sheets
	(Audited)	(Audited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash	$7,455,147	$5,188,587	$10,169,823	$1,539	$21,333	$3,617	$(1,539)	(21,333)	(3,617)	$7,455,147	5,188,587	10,169,823
Accounts receivable	11,707,848	8,564,025	13,099,650	-	-	-	-	-	-	11,707,848	8,564,025	13,099,650
Other current assets	-	1,772	1,158,508	-	-	-	-	-	-	-	1,772	1,158,508
Due from related parties	24,568	1,465,738	33,926	-	-	-	50,000	50,000	50,000	74,568	1,515,738	83,926
Inventories	9,373,762	7,180,388	14,750,986	623	-	-	(623)	-	-	9,373,762	7,180,388	14,750,986
Total current assets	28,561,325	22,400,510	39,212,893	2,162	21,333	3,617	47,838	28,667	46,383	28,611,325	22,450,510	39,262,893
Property and equipment, net	229,587	134,020	203,705	173	597	67	(173)	(597)	(67)	229,587	134,020	203,705
Total assets	$28,790,912	$22,534,530	$39,416,598	$2,335	$21,930	$3,684	$47,665	28,070	46,316	$28,840,912	22,584,530	39,466,598

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Line of credit	219,751	-	-	-	-	-	-	-	-	219,751	-	-
Notes payable	219,751	-	438,000	-	-	12,060	-	-	(12,060)	219,751	-	438,000
Accounts payable	13,598,744	11,075,591	21,060,188	22,212	21,316	19,859	(22,212)	(21,316)	(19,859)	13,598,744	11,075,591	21,060,188
	-	-		-	-	-	-	-	-	-	-	-
Accrued salary	218,546	148,043	85,265	-	-	-	-	-	-	218,546	148,043	85,265
Dividends payable	1,712,889	2,991,208	9,251,800	-	-	-	-	-	-	1,712,889	2,991,208	9,251,800
Income taxes payable	944,143	707,401	1,619,424	-	-	-	-	-	-	944,143	707,401	1,619,424
Other taxes payable	1,505,439	1,366,401	397,149	-	-	-	-	-	-	1,505,439	1,366,401	397,149
Due to related parties	-	-	132,717	-	-	-	-	-	-	-	-	132,717
Other accrued liabilities	161,825	23,014	166,459	-	-	-	-	-	-	161,825	23,014	166,459
Total liabilities, all current	$18,581,088	$16,311,658	$33,151,002	$22,212	$21,316	$31,919	$(22,212)	(21,316)	(31,919)	$18,581,088	16,311,658	33,151,002

Stockholders' equity (deficit)
Preferred stock, $0.001 par value per shares,10,000,000 shares
authorized; none issued	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, par value, $0.001 per share, 100,000,000 shares
authorized; 24,200,000 shares issued and outstanding	-	-	-	24,200	24,200	24,200	1,800	1,800	1,800	26,000	26,000	26,000
Common stock, par value, $1 per share, 50,000 shares authorized,
50,000 shares issued and outstanding	50,000	50,000	50,000				(50,000)	(50,000)	(50,000)	-	-	-
Stock subscription receivable	(50,000)	(50,000)	(50,000)				50,000	50,000	50,000	-	-	-
Retistered capital	2,458,223	2,458,223	2,458,223				(2,458,223)	(2,458,223)	(2,458,223)	-	-	-
Additional paid-in capital				83,000	74,600	85,100	2,399,223	2,407,623	2,397,123	2,482,223	2,482,223	2,482,223
Statutory surplus reserves	1,310,701	367,238	1,310,701	-	-	-	-	-	-	1,310,701	367,238	1,310,701
Retained earnings (Accumulated deficit)	6,206,903	3,121,166	2,289,400	(127,077)	(98,186)	(137,535)	127,077	98,186	137,535	6,206,903	3,121,166	2,289,400
Accumulated other comprehensive income	233,997	276,245	207,272	-	-	-	-	-	-	233,997	276,245	207,272
Total stockholders' equity (deficit)	10,209,824	6,222,872	6,265,596	(19,877)	614	(28,235)	69,877	49,386	78,235	10,259,824	6,272,872	6,315,596
Total liabilities and stockholders' equity (deficit)	$28,790,912	$22,534,530	$39,416,598	$2,335	$21,930	$3,684	$47,665	28,070	46,316	$28,840,912	22,584,530	39,466,598

		Pro Forma Adjustments		Pro Forma Adjustments		Pro Forma Adjustments
		December 31, 2009		December 31, 2008		June 30, 2010
1	Common stock	$50,000		$50,000		$50,000
	Paid-in capital	2,458,223		2,458,223		2,458,223
	Due from related party	50,000		50,000		50,000
	Common stock		1,800		1,800		1,800
	Additional paid-in capital		2,506,423		2,506,423		2,506,423
	Subscritpion receivable		50,000		50,000		50,000

2	Notes payable	-		-		12,060
	Accounts payable	22,212		21,316		19,859
	Additional paid-in capital	107,200		98,800		109,300
	Cash		1,539		21,333		3,617
	Inventory		623		-		-
	Property and equipment		173		597		67
	Accumulated deficit		127,077		98,186		137,535

1	To consolidate the equity of the Company through its elimination, into Top Flight Gamebirds, Inc.

2	To recapitalize the Company, (or reverse merger), through the elimination of Top Flight Gamebirds, Inc. cash, inventory, PPE, notes payable, and accounts payable.

Exhibits

54.
We note that you have not filed the merger agreements between Global Pharma and the Hong Kong incorporated holding companies. Similarly you have not included the merger agreements between the Hong Kong incorporated holding companies and the PRC operating subsidiaries. Please provide an executed version of each agreement as an exhibit or advise why these agreements are not required under Item 601 of Regulation SK.

Response:

We will file these merger agreements as exhibits with Amendment No.2 to the Current Report on Form 8-K.

Exhibit10.1

55.
We note that Mr. Tsai has signed the Share Exchange Agreement with the title of Chief Executive Officer of Global Pharma Enterprise Group Limited. Currently he is not presented as an executive officer under Item 401 of Regulation S-K and you do not report his compensation pursuant to Item 402 of Regulation S-K. Please advise whether he serves or previously served as an executive officer of yours or any subsidiary within the definition of Rule 405. If so, revise to address the requirements of Items 401 and 402 of Regulation S-K or advise.

Response:

Please note that Ms. Tsai is the Chief Executive Officer of Global Pharma Enterprise Group Limited, which is our British Virgin Islands incorporated subsidiary. She is not an executive of Global Pharm Holdings Group, Inc. According to Item 402 of Regulation S-K, we do not need to report her compensation.

Exhibit 10.15

56.
We note the Trademark License Agreement filed as exhibit 10.15 does not contain a reference to the term of the agreement. Currently your disclosure indicates that the license expires on 2014. We note a similar inconsistency with the trademark agreement between Yanliang Song and Yaoyuan. Please advise and confirm that you have filed a complete version of both agreements.

Response:

                The original copies of the Trademark License Agreement filed as Exhibit 10.5 and the Trademark License Declaration filed as Exhibit 10.16 contain the term of the agreement/declaration. However, the English translation of the original agreement and declaration did not properly reflect that information. We will file as exhibits revised English translation and the original agreement and declaration in Amendment No.2 to our Current Report on Form 8-K.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yunlu Yin
Yunlu Yin
Chief Executive Officer